LEVERAGED INDEX RETURN NOTES® (LIRNs®)	Filed Pursuant to Rule 433 Registration No. 333-234425
LIRNs® Linked to the EURO STOXX 50® Index
Issuer	BofA Finance LLC (“BofA Finance”)
Guarantor	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Payout Profile at Maturity
●
[110.00% to 130.00%] leveraged upside exposure to increases in the Market Measure
●
1-to-1 downside exposure to decreases in the Market Measure beyond a 20% decline, with up to 80% of your principal at risk

Participation Rate	[110.00% to 130.00%], to be determined on the pricing date.
Threshold Value	80% of the Starting Value of the Market Measure
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/0000070858/000148105721005157/bac-hohyfztzb8jl6fnu_3323.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●
Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●
Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes.  If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
●
The initial estimated value of the notes on the pricing date will be less than their public offering price.
●
If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
●
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Market Measure and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.
Hypothetical Percentage Change from the Starting Value to the Ending Value
Hypothetical Redemption Amount per Unit(1)
Hypothetical Total Rate of Return on the Notes
-100.00%
$2.00
-80.00%
-50.00%
$7.00
-30.00%
-30.00%
$9.00
-10.00%
   -20.00%(2)
$10.00
0.00%
-15.00%
$10.00
0.00%
-10.00%
$10.00
0.00%
-6.00%
$10.00
0.00%
-3.00%
$10.00
0.00%
   0.00%(3)
$10.00
0.00%
2.00%
$10.24
2.40%
5.00%
$10.60
6.00%
10.00%
$11.20
12.00%
20.00%
$12.40
24.00%
30.00%
$13.60
36.00%
40.00%
$14.80
48.00%
50.00%
$16.00
60.00%
60.00%
$17.20
72.00%
(1)     The Redemption Amount per unit is based on the hypothetical Participation Rate.
(2)     This is the hypothetical Threshold Value.
(3)     This hypothetical percentage change corresponds to the hypothetical Starting Value.

BofA Finance LLC (BofA Finance) and Bank of America Corporation (BAC) have filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance’s Central Index Key, or ClK, on the SEC website is 1682472 and BAC’s CIK on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.